EXHIBIT 99.7

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[LOGO]                      TELE NORTE PARTICIPACOES
                                  ANNUAL REPORT

Dear Shareholders,

Pursuant to the provisions of law and the articles of incorporation, the Administration Board of Tele Norte Celular Participacoes S. A. (Tele Norte Celular Participacoes) submits to your appreciation the Annual Report and the Consolidated Financial Statements of the Company, reflecting the operations of its subsidiary Amazonia Celular S. A. (Amazonia Celular), along with the reports of the Independent Auditor and the Fiscal Council, for the fiscal year ended December 31st 2002.

LETTER TO SHAREHOLDERS

Amazonia Celular, a mobile telecommunications leader company in the north of the country, ended the year of 2002 with 941,000 customers, of which 686,000 are from the post-paid (billed) segment and 255,000 from the prepaid segment. In comparison to 2001, 32,000 new users were acquired, reaching a growth rate of 4%.

The post-paid customer average revenue rose by 12%, along with a considerable reduction of bad debt levels; this was achieved through our customer acquisition segmentation strategy, which offers products and services adjusted to customers' needs and performs a judicious analysis of their affordability.

The net revenue was R$454 million, 11% lower than in 2001. In 2002, we implemented a customer base selective management process, aimed at ensuring higher quality revenue from our post-paid customer base. This process implied a 17% reduction of the customer base and consequent traffic reduction. On the other hand, the prepaid customer base increased 14%, accounting for 73% of the total base at the end of the year.

The EBITDA margin (Earnings before Interests, Taxes, Depreciation and Amortization) totaled 33.9% of net service revenues, slightly above the rate of 33.5% reported in 2001.

The negative net results reached R$30 million, affected by the Brazilian currency devaluation of 52% against the American dollar. The negative impact could have been worse if not for the company's hedging strategy on dollar denominated debt.

Throughout 2002, we consolidated a new operational structure within the management process, aiming at rationalizing costs and improving the Company's performance. Noteworthy is the EVA (Economic Value Added) implementation, the fastest in Brazil, according to Stern Stewart & Co. The EVA is a financial performance measure that evaluates projects and/ or activities; it is a measure of surplus value created on an investment.

[LOGO]                     TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

Achievements and Challenges

We base our new customer acquisition approach on the quality of service offered and on competitive prices. We will keep the same policies in 2003, always anticipating users' demands and wishes. The maintenance of a lean structure and rational expenses, as well as a segmented acquisition and strong customer retention programs, will allow for a qualitative growth of the customer base.

Innovations

The implementation of the Control Plan, merging the prepaid and the post-paid plans and gathering the facilities and conveniences of both, was a great success. It helped reinforce the innovative spirit of the Company as well as contributed to improve the quality of its customer base.

As to new services, we launched in 2002 a voice portal, an exclusive user-friendly service never provided before by local competitors, which provides access to a broad range of information, from dollar exchange rates to lottery results.

Trust

At last, we are truly convinced that we will continue to be leaders in 2003, having as our strongest values the broad reach of our services, the transparent relationship with investors and customers and our social commitment and innovative spirit. These values summarize what is highly valued by our customers: Trust!


MARKET AND ECONOMIC ENVIRONMENT

Operating Area

We operate in the states of Amazonas, Amapa, Maranhao, Para and Roraima; these states cover an area of more than 3.5, million Km2 - approximately 41% of the national territory- and comprise 349 municipalities and a 16 million population.

Amazonia Celular has the greatest coverage in the region, providing services to 157 locations that account for 65% of the population in the concession area. Four operators were operating in Amazonia Celular's concession area at the end of 2002. In addition to the Company and one competitor operating in the B band, two other players started its operations. Even though competition was fierce, the Company kept its leadership position, with a market share of 56%. The excellent quality of our services, our unmatchable coverage, our pioneering spirit, the strong brand name of the company and its deep knowledge of the market are some of the factors that ensure our competitiveness.

[LGOO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT



                             Base de Clientes (mil)

                      1998         1998       2000       2001        2002

Pos-pago               219          268        348        306         255
Pre-pago                --           78        408        603         686
Total                  219          344        756        909         941

Economic Environment

The year of 2002 was impacted by the crisis following financial scandals involving large North American corporations, and by the Brazilian pre-elections uncertainties. Due to these factors, we had to face the volatility of the financial markets, along with retraction of consumption. In 12 months, the real suffered a devaluation of 52% against the US$, which increased the level of indebtedness of companies that had not hedged their dollar denominated debts, while increasing costs and operational expenses.

REGULATION

Amazonia Celular kept its operations in 2002 within the scope determined by the SMC (Cellular Mobile Services) regulations. The transition to the new regulatory environment, the so called SMP (Personal Mobile Services), already agreed upon by the main mobile telecommunication groups in Brazil, is being still studied by the Company.

We may possibly invest in the technological transition of our network (currently operating in TDMA mode) to another system, such as GSM/GPRS or CDMA/1xRTT, if our analysis of market demands and conditions find it necessary and convenient. It is worth remembering that the Company is carrying out tests for alternative technologies and, in the beginning of 2003, requested proposals for the supply of the infrastructure necessary for the eventual network transition.

This transition, still depending on its financial returns and strategic benefits, may take place in the second half of the year.

In 2002, Anatel showed interest in the purchase of additional 1800 MHz bands; the purchase of these bands implies the transition to the SMP environment.

We ensure, however, that regardless of the new technology implemented, the most important issues to Amazonia Celular are the maintenance and expansion of the services that have made it become a reference company in the Brazilian market.

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT


 "BRAZIL CELULAR" CONSORTIUM

At the end of 2002, Amazonia Celular, Telemig Celular (mobile telecommunications company operating in the states of Minas Gerais) and Brazil Telecom (company licensed to operate mobile telecommunications services in the Region II of the General Plan of Grants - states of Acre, Goias, Mato Grosso, Mato Grosso do Sul, Tocantins, Parana, Santa Catarina, Rio Grande do Sul, Rondonia and Distrito Federal), signed a memorandum of understanding with the purpose of starting the development of joint studies on technical, operational and commercial cooperation among them. The companies' purpose is to form a new Consortium to be named Brazil Celular, so that they can operate in synergy in the mobile telecommunications market. This consortium doesn't provide for any changes in legal nature or partnerships within the companies it will be comprised of. After the conclusion of the studies, the subject matter at hand will be submitted to the approval of the Boards of Directors of the companies, as well as to the authorization by the competent Regulatory Authorities.

SOCIAL COMMITMENT

The Amazonia Celular Institute for Social Development will be implemented still during this year and will work in line with an equivalent institution developed by Telemig Celular in Minas Gerais. Its goal is to benefit children and adolescents in the five states operated by Amazonia Celular, through the action of municipal Councils for child and adolescent rights and tutelage Councils.

Several projects were developed in 2002, such as the Uirapuru project, which provides the opportunity of a first job, without interfering with school activities, to adolescents less than 18 years old, or the Expedicao Vagalume (lightening-bug Journey), sponsored by Amazonia Celular- this project takes a mobile library to different locations and has been bringing books and information to Amazonia communities for one year.

Our employees also practice good citizenship with the Company's support. In 2002, the Organizacao Beneficente Amazonia Celular (OBA) benefited children and adolescents. The campaigns provided them with basic school material and food; the Campanha do Agasalho (Warm Clothing Campaign) helped many unsheltered families and on Children's Day children were given toys and affection. We also encourage donations among our employees; the resources collected are sent to the Amazonas Child and Adolescent Fund (FIA)

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                                 ANNUAL REPORT

Culture Support

Amazonia Celular was recognized in 2002 as the most important stimulator of the expansion and development of culture in its concession area. The Amazonia Celular's Culture Circuit is the largest traveling festival of scenic arts in Brazil, taking some of the best-known local artists to places that are not usually included in the tour routes of general artistic productions. The Circuit comprises a series of shows, workshops and courses, attended by more than 50,000 people from 13 cities in the region.

More than 83 projects were held throughout the year, with 13 scenic arts, dance and Muppets show groups; 156 musicians performed in the company's stages.

Sports Sponsorship

In 2002, Amazonia Celular sponsored the main Para soccer teams, Remo and Paisandu. During our sponsorship, Paisandu won the state championship for the third time, the Copa Norte and the series B national soccer league.

We also sponsor the Maranhao Beach Soccer Federation and the only permanent beach soccer court in Brazil, the Amazonia Celular Beach Soccer Arena. The Amazonia Celular Beach Soccer Cup was held last year, with the participation of 600 athletes. We also implemented the Beach Soccer School, a social project attending 100 needed children.

Amazonia Celular believed in the talent of the promising pilot Antonio Pizzonia, from Amazonas, and sponsored him until the end of 2002. Former Williams's test pilot and a formula 3 winner, he will be driving Jaguar's Formula I cars in 2003.

RESEARCH AND DEVELOPMENT

Amazonia Celular, in a technical cooperation partnership with the Federal University of Para (UFPA) and Eriksson Telecomunicacoes S. A., initiated in may 2002 a project called Wireless Communications for the Amazonic Region:
Development of Models and Measures, aiming at studying and developing solutions for mobile telecommunications signal propagation in urban and suburban environments, typical of the amazonic region, and internal and external environments. The project comprises four six month stages; the resources (around R$500,000) are provided by Ericsson, who benefits from Computer Technology Law's tax incentives, and are transferred to the Federal University of Para through the Foundation for Research Support and Development (FADESP), with the support of Amazonia Celular.


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[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

Among several project achievements, we can point out the formation of a technological development nucleus in the North Region; the integration between Amazonia Celular engineers and UFPA professionals; the development of master thesis directly related to the project; the creation of a three-dimensional simulator to configure channels in mobile cellular environments; and UFPA's accreditation to present new projects to the CNPq (National Council for Scientific and Technological Development) and to the Funtell (Fund for the Technological Development of Telecommunications), seeking new funds for the institution.

STRATEGIES

Amazonia Celular offered a series of innovative solutions in 2002, both to prepaid and post-paid customers, as well as to corporative market users. In 2002, we reinforced the attributes by which the Company is well known in the market, which helped us maintain our leadership.

Our extended reach, demonstrated by the greatest and best coverage in the state of Minas Gerais and by the extensive scope of our sales network, has proven to be a strong competitive advantage, which minimized the impact of new competitors' entry in the market.

Innovations
- Voice Portal

In addition to our new acquisitions strategy, we aim at increasing the average revenue per user. In 2002, one important achievement was the revolutionary voice portal launched in June, generating a consumption of one million minutes in the year. This portal offers voice access to several services, including local and international news and sending and receiving email.

- Added-value services

It is part of our policies to place importance on services such as the i.amazoniacelular service, (which comprises all innovative services in SMS, WAP, LBS and voice) and intelligent services, such as mail boxes, . The short message service, or SMS, presented a good utilization rate. The ringtones were another innovation and can now be customized. At the end of the year we had almost 1,000 ringtones available to our users, the same number of ring icons available for download and more than 380 news channels. Amazonia Celular and Telemig Celular were the first telecommunication companies in Brazil to offer mobile service
(SMS) integrated chat rooms.

- Roaming

Amazonia Celular was the only operator in its area in 2002 to offer originated roaming for billed customers. The Company users, besides receiving calls from the entire country, are also able to originate calls.

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

Another important launching in 2002 was the International Automatic Roaming in the United States, which has further consolidated our pioneer spirit and the reach and exclusivity of our services. Through this service, our customers can make and receive calls with their phones while they are in the US, paying their bill in reais.

- Corporative Segment

We developed in 2002 the Telemetry Service for the corporative segment; this service was originally developed for the Energy Company of Minas Gerais (CEMIG) and is now adapted to meet the needs of companies from different segments.

The Fleet Management Service is another service provided that tracks and locates vehicles using cellular technology. It offers several features; a hands-free system allows the driver to talk to the control station while keeping his hands on the steering wheel; automatic door locks are activated by the central station; a panic alarm function turns the engine off, among others. There is also a feature called electronic gate; the vehicle route is predetermined and every time it deviates from it the central station is warned.

- Tariffs

The user is charged per second of use; this billing system is in compliance with our commitment of transparent and reliable services, and is highly valued by customers, who no longer have doubts regarding time-of-use pricing.

Acquisition

The Brazilian economy as a whole presented signs of retraction in 2002; however, the mobile telecommunication services demands increased due to the entry of new competitors. Amazonia Celular took quick and decisive action, keeping its acquisitions at a fairly satisfactory level during 2002, within the company's expectations. The company identified one market niche (comprising some of the prepaid and post-paid customers) that would like to pay a predetermined bill as long as it was of low value and possible to be controlled. To fulfill this demand, the Control Plan was implemented, mixing the prepaid and post-paid plans best features. After the monthly predetermined amount is spent, no more originating calls are allowed; however, the user is still able to receive calls. If he considers it necessary, he can recharge his phone with extra calling minutes, just like in the prepaid plans. The minutes that are not used can be used in the following month.

Segmentation

Amazonia Celular ended 2002 with 12 post-paid plans and 3 prepaid plans in its portfolio. The plans divide the customers into segments of high use, intermediate use and low use groups, and include from 0 to 900 minutes of conversation; family plans are also offered.

We have maintained our strategy of treating the corporate segment in a differentiated way. The number of corporate customers rose by almost 40% in 2002, because these customers recognize in the Amazonia Celular corporate division the same attributes of trust, leadership, innovation, transparency and extended reach. They are high value customers, since their average consumption is higher and their cancellation rates are lower than those of individual customers.

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

It is worth saying that the expressive increase in the number of corporative customers took place during a period of optimization and rationalization of resources. More than 80% of the Brazilian companies are classified as small and medium sized companies and are geographically spread out; taking that into account, we increased our indirect sales force and extended the scope of our sales network. We kept the same direct sales force structure for the management of big accounts.

Distribution

The scope of Amazonia Celular sales network was adjusted throughout 2002 based on market studies of the highest potential sales areas. The Company kept its own stores and reduced by 22% the number of indirect points of sale. This rationalization strategy affected low revenue/ high maintenance costs stores, without harming new customer acquisitions and products/ services sales. On the other hand, regarding prepaid cards, Amazonia Celular ended 2002 with more than 8,100 points of sale, 8% above the number recorded in 2002.

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DISTRIBUTION CHANNELS
-------------------------------------------------------------------------------
                                            1999       2000      2001      2002
-------------------------------------------------------------------------------
Direct channel - points-of-sale                7          9         9        9
-------------------------------------------------------------------------------
Indirect channel - points-of-sale            245        351       421      328
-------------------------------------------------------------------------------
Prepaid cards points-of-sale                6500       7000      7519      8084
-------------------------------------------------------------------------------

Loyalty and Retention

Customer segmentation is a fundamental tool of our strategy, allowing for an effective loyalty and retention program and improving the retail customer churn (disconnection) rate among high value customers.

INVESTMENTS

We invested the amount of R$22 million in network improvement projects, aiming at ensuring the quality of the services provided. We have been very selective in terms of resources allocation, favoring areas without coverage and with a high value-adding potential. R$19 million were invested in Information Technology projects for integrated management systems, including data Warehouse system improvements and a modern billing system. Our total investment was R$44 million.

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INVESTMENTS                                (R$ million)
-------------------------------------------------------------------------------
                                             1999       2000      2001     2002
-------------------------------------------------------------------------------
Network                                      92,6      168,6     148,4     21,9
-------------------------------------------------------------------------------
Information Technology                       45,3       17,5      22,4     19,3
-------------------------------------------------------------------------------
Others                                       15,0        3,2       2,7      2,3
-------------------------------------------------------------------------------
Total investment                            152,9      189,3     173,5     43,5
-------------------------------------------------------------------------------

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

Network

Regarding our network, the resources optimization process was based on services supply and capacity, as well as on costs maintenance and network expansion. The network quality indicators improved, along with increased capacity and coverage.

-------------------------------------------------------------------------------
Coverage and Digitalization
-------------------------------------------------------------------------------
                                            1999      2000       2001      2002
-------------------------------------------------------------------------------
Number of locations served                   66        86        123       157
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Number of RBSs                              269       310        383       411
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Number of CCCs                                9        11         11         9
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% of digital system customers                50%       89%        95%       99%
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% of digital traffic                         50%       84%        90%       95%
-------------------------------------------------------------------------------
% of population coverage in the concession   52%       63%        65%       65%
area.
-------------------------------------------------------------------------------

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TRAFFIC                                                  (in million minutes)
-------------------------------------------------------------------------------
                                            1999      2000       2001      2002
-------------------------------------------------------------------------------
Incoming Traffic                             371       588       842       678
-------------------------------------------------------------------------------
Outgoing Traffic                             334       431       523       491
-------------------------------------------------------------------------------
Total Traffic                                706     1.019     1.365     1.169
-------------------------------------------------------------------------------

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QUALITY INDICATORS
-------------------------------------------------------------------------------
                                            1999      2000       2001      2002
-------------------------------------------------------------------------------
Blocking Rate                               4,8%      2,8%       0,3%      0,2%
-------------------------------------------------------------------------------
Dropped calls rate                          2,2%      1,4%       0,9%      1,0%
-------------------------------------------------------------------------------

Information Technology

In 2002, the integration process between Amazonia Celular and Telemig Celular was continued, aiming at maintaining a comprehensive and transparent relationship with customers and understanding their needs. We also sought to rationalize internal procedures; there was a significant evolution in terms of information searching and processing, which is fundamental to support the segmentation, retention and acquisition programs of the Company. One of our most important projects aims at integrating the billing and customer services management systems. It was developed throughout 2001 and 2002 and is in its test phase, to be implemented in 2003.

HUMAN RESOURCES

Admission and Integration

Amazonia Celular ended 2002 with 910 employees, 164 less than in 2001. The internal mobility of employees was high: 102 of them were transferred to new positions within the company. This was only possible thanks to a management development program focused on the retention of professional talents. Amazonia Celular and Telemig Celular had their pay rolls integrated in one single system in 2002, with consequent reduction of processing costs.

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT


Development

In 2002, Amazonia Celular, jointly with professors at the Sao Paulo University, developed a competency-based personnel management model, to be implemented in 2003, which will be the central axis of the human resources management strategy of the Company. This model will define the training, attitude and knowledge that each employee must have. The final goal of this initiative is to adjust people management processes to a shareholder value adding culture.

AWARDS

The main awards and recognition received in 2002 are listed below:

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Area                      Award/ Recognition
-------------------------------------------------------------------------------
Institutional             Best Mobile Telecommunication Company
                          UECA Award
-------------------------------------------------------------------------------
Marketing                 Premio Globo Marketing ( Globo Award)
-------------------------------------------------------------------------------
Investors                 Relations 3rd Place among Investors Relations
                          Brazilian telephone companies websites, ranked by
                          MZ Consult.
-------------------------------------------------------------------------------
Investors Relations       Euromoney: Best Corporate Governance Practices - 2002
                          (3rd place among Brazilian companies and 4th place
                          among emergent countries telecommunication
                          companies.
-------------------------------------------------------------------------------



ANALYSIS OF RESULTS  (Consolidated)

Net Revenue

Tele Norte Celular Participacoes' net revenues was R$454 million, 11% less than in 2001. This reduction was the result of a more judicious acquisition strategy, a more selective management of the customer base and stricter credit policies. These actions are in line with the company's strategic planning and led to a significant revenue quality evolution.

                          Receita Liquida (R$ mil)

                                1999    2000    2001    2002

Receita Liquida de Servicos      273     344     448     404
Receita Liquida de Aparelhos      34     124      64      51
Total                            307     468     512     455

                            Receita Liquida (R$ mil)

                                1T02    2T02    3T02    4T02

Receita Liquida de Servicos       99      97     104     103
Receita Liquida de Aparelhos      12       9      12      17
Total                            111     106     116     120

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

Average Revenue per User

The average revenue per billed user was 10% higher than in 2001, reaching R$81. This increase was due to the more selective management of the customer base and to the quality of the new acquisitions, as it has been mentioned before. The average revenue in the prepaid segment was R$17, less than in 2001; however, it is worth noting that this value increased throughout the year, reaching R$19 in the fourth quarter.

                         Raceita Media por Cliente (R$)

                                1999    2000    2001    2002

Pos-pago                          83      82      72      81
Pre-pago                          32      25      23      17
Consolidado                       81      57      43      36

                         Raceita Media por Cliente (R$)

                                1T02    2T02    3T02    4T02

Pos-pago                          76      80      87      83
Pre-pago                          16      16      18      19
Total                             35      35      37      36

Minutes of Use

The average number of minutes used for post-paid plans increased 9% compared to the previous year, reaching 231 minutes. For the prepaid plans, the average number of minutes used per month was 57 minutes, less than in 2001; however it increased throughout the year, reaching 61 minutes in the fourth quarter. The prepaid segment presented higher utilization rates, which led to the reduction in the total average time of use.

                           Minutos de Uso por Cliente

                                1999    2000    2001    2002

Pos pago                         191     191     174     175
Pre pago                         101      92      77      67

                          Minutos de Uso por Cliente

                               1T02    2T02    3T02    4T02

Pos pago                        158     174     180     191
Pre pago                         67      65      67      68

Operating Costs and Expenses

Operating costs and expenses (excluding depreciation and the cost of handsets sold) dropped by almost R$40 million (13%), going from R$296 million in 2001 to R$256 million in 2002; this reduction is proportionally higher than the total net revenues reduction.

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

                    Custos e Despesas Operacionais (R$ mil)

                                1999    2000    2001    2002

                                 176     232     296     256

                    Custos e Despesas Operacionais (R$ mil)

                               1T02    2T02    3T02    4T02

                                67      65      68      56

Acquisition Costs

The acquisition cost per customer in 2002 was R$193, compared to R$129 in 2001. This increase is mainly due to higher subsidies for the acquisition of new customers throughout the year. The acquisition of new customers is a process that involves a significant volume of investment in advertising campaigns, marketing and sales structure, expansion and maintenance of authorized dealers and retailers' network, among other actions. Sometimes, to keep competitiveness, it is necessary to subsidize handset sales and invest heavily on communication channels.

                            Custo de Aquisicao (R$)

                         1999    2000    2001    2002

                          149     125     129     193

                            Custo de Aquisicao (R$)

                         1T02    2T02    3T02    4T02

                          174     207     151     231

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[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

Bad Debt

The percentage of bad debt is the lowest one reported since the company's privatization, 2.9% of net service revenue. It reinforces the effectiveness of credit evaluation systems implementation and control standards that meet the most rigid international standards.

                               Inadimplencia (%)

                         1999    2000    2001    2002

                         10.3%   7.2%    11.5%   2.9%

                               Inadimplencia (%)

                         1T02    2T02    3T02    4T02

                         5.9%    3.3%    2.1%    0.4%

Profitability

The EBITDA recorded in 2002 reached R$135 million, a reduction of 9% in nominal terms over 2001 (R$148 million). It is worth noting that, from 1999 to 2002, Amazonia Celular recorded an EBITDA composite annual growth rate of 13%.

The EBITDA margin on net service revenues went from 33% in 2001 to 33.4% in 2002. The margin increase since 2000 demonstrates the improvement of the Company's operating results.

                                EBITDA (R$ mil)

                                1999    2000    2001    2002

EBITDA                            94     103     148     135
Margem EBITDA                   34.%    29.8%   33.0%   33.4%

                                EBITDA (R$ mil)

                               1T02    2T02    3T02    4T02

EBITDA                           30      30      33      41
Margem EBITDA                  30.7%   30.5%   31.8%   40.1%

Net Profit

Tele Norte Celular Participacoes posted negative net results of R$24 million in 2002, affected by the strong exchange devaluation of the Brazilian currency against the American dollar - 52% in the year.

Our results in 2002 could have been even more affected if not for the company's hedging strategy on dollar denominated debt, reaching a positive value of R$80 million and minimizing the exchange devaluation effect.

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

                           Resultado Liquido (R$ mil)

                         1999    2000    2001    2002

                           25      11      -6     -24

                           Resultado Liquido (R$ mil)

                         1T02    2T02    3T02    4T02

                           -2     -11     -13       2

Indebtedness
                                                                   (R$ million)
-------------------------------------------------------------------------------
                                        1999      2000       2001        2002
-------------------------------------------------------------------------------
 Total debt                            115,2     346,7       400,2      417,0
-------------------------------------------------------------------------------
 Debt in US$                            78,3     213,6       226,1      258,4
 % Debt in US$                            68%       62%         56%        62%
-------------------------------------------------------------------------------
 Currency Basket (BNDES)                   -      17,4        54,5       65,5
 % Currency Basket                         0%        5%         14%        16%
-------------------------------------------------------------------------------
 Debt in US$ + Currency Basket          78,3     230,9       280,5      323,9
-------------------------------------------------------------------------------
 % Debt in US$ + Currency Basket          68%       67%         70%        78%
-------------------------------------------------------------------------------
 % Debt in US$ + Hedged Currency Basket    0%        9%         64%        90%
-------------------------------------------------------------------------------

At the end of 2002, the total level of indebtedness was R$417 million, of which R$200 million represented short-term obligations and R$ 217 million represented long-term obligations. Of this total, R$324 million were denominated in foreign currency. The company's financing has an average maturity of 1.35 years.

At the end of 2002, the company had hedged 90% of its dollar denominated debt, compared to 64% hedged at the end of 2001.

The Company's total level of indebtedness was partially compensated by available cash resources (R$60 million) and by accounts receivable in connection with hedge operations (R$61 million), resulting in a net indebtedness of R$297 million. The net indebtedness was reduced in more than R$30 million during the year, mainly due to strong cash generation following a greater rationalization of investments. The free cash flow at the end of 2002 was positive for the first time, reaching R$120 million.

Free Cash Flow

                                                                   (R$ million)

--------------------------------------------------------------------------------
                                    1999       2000       2001        2002
--------------------------------------------------------------------------------
EBITDA                              94,1      102,5       147,7       134,6
Investments                       (152,9)    (189,3)     (173,5)     (43,5)
Taxes                              (9,3)       0,2         6,3        12,4
Minority Share                     (7,5)      (5,1)        1,7         7,6
Net financial Expenses              10,9      (3,5)      (18,5)      (13,5)
Working Capital Variation          (36,0)      5,5       (19,0)       22,0
--------------------------------------------------------------------------------
Free Cash Flow                    (100,8)     (89,6)     (55,3)       119,5
--------------------------------------------------------------------------------

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

THE EQUITY MARKET IN 2002

The investor's confidence in the equity market was negatively impacted in 2002. In the first months of the year, a series of accounting scandals involving large American corporations accused of manipulating financials statements led to major losses for thousands of shareholders. The confidence crisis had companies under pressure to sell assets, which contributed to the decline suffered by the main stock exchanges all over the world in 2002. Representative equity market indexes such as the Dow Jones and NASDAQ shed 17% and 31%, respectively.

Aiming at recovering investors' confidence, the United States Government sanctioned, in July 2002, the Sarbanes-Oxley Act. This Act modified the way companies are to operate in the American equity market. This Act affects all companies registered under the Securities and Exchange Commission (SEC), and, specifically in the case of Brazilian companies, those who have launched level II or III (Tele Norte Celular Participacoes S. A. is listed on the New York Stock Exchange under a level II ADR program since November 1998).

In Brazil, IBOVESPA - The Sao Paulo Stock Exchange Index - fell 17% in the year. The Brazilian Stock Market performance suffered the influences of the external factors previously mentioned, and also, at a local level, of the lack of definitions of the pre-elections political scenario, and of the deterioration of some economic indicators throughout the year that, directly or indirectly, affected the operating performance of the Brazilian companies

..


Share Performance

- The Domestic Market: Sao Paulo Stock Exchange (Bovespa)

Tele Norte Celular Participacoes' preferred shares (TNCP4) closed 2002 at R$0.34 per lot of 1,000 shares, reflecting the accumulated depreciation of 39% in the period from 1998 to 2002. Common shares (TNCP3) were quoted at R$0.62/ 1,000 shares at the end of 2002, representing a substantial gain of almost 60% since its inclusion in the BOVESPA in 1998.

In 2002, both preferred and common share prices shed 67% and 66%, respectively. In 2002, the average daily trading volume of common and preferred shares, together, reached approximately 12 million lots of 1,000 shares per month, that is, a reduction of 6% over 2001.

Tele Norte Celular Participacoes shares are included in the IBX (Brazil Index), price index that measures the return of a theoretical portfolio of 100 shares selected from the most traded ones on the Bovespa, in terms of trading numbers and financial volume, weighted according to their market availability.

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT



Quotation Evolution (1998-2002): Domestic Market

--------------------------------------------------------------------------------
                                       1998     1999     2000     2001    2002
--------------------------------------------------------------------------------
TNCP3 - Common (R$/ 1,000 shares)      0,39     1,65     1,45     1,80    0,62
TNCP4 - Preferred (R$/ 1,000 shares)   0,56     1,55     1,31     1,04    0,34
IBOVESPA                               6.784   17.092   15.259   13.578  11.268
--------------------------------------------------------------------------------
Source: Bloomberg
Ps:  Last  quotation/  index  of the year

[GRAPHIC OMITTED]


- The US Market:  The New York Stock Exchange (NYSE)

The company's American Depositary Receipts (ADRs), traded under the code TCN on the New York Stock Exchange, depreciated 55% in 2002, reflecting the behavior of the shares traded in the Brazilian market and the strong devaluation of the real against the US dollar. The average monthly trading volume in 2002 was 106,000 ADRs, 35% less than the volume registered in 2001.

Quotation Evolution (1998-2002): The US Market

--------------------------------------------------------------------------------
                           1998        1999        2000        2001        2002
--------------------------------------------------------------------------------
 TCN (US$/ADR)            22,56       42,94       33,75       22,86        4,65
 DJI                      9.181      11.497      10.787      10.022       8.342
 NASDAQ                   2.193       4.069       2.471       1.950       1.336
--------------------------------------------------------------------------------
Source: Bloomberg
Ps: Last quotation/ index of the year

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT


[GRAPHIC OMITTED]

THE COMPANY

Tele Norte Celular Participacoes S.A. is a public company and is the holding company of Amazonia Celular S.A. - Maranhao; on December 31st 2002 it owned 89,79% of the voting capital and 74,96% of the share capital.

In continuity to the process initiated in May 2000, with the integration of the totality of shares of Amazonia Celular S.A. - Para, Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Amapa and Amazonia Celular S.A. - Roraima, the shareholders approved, in a General Shareholders Meeting which convened on December 31st, the incorporation, by Amazonia Celular S.A. - Maranhao, of its integral subsidiaries.

Thus, on December 31st 2002, Amazonia Celular S.A. - Maranhao incorporated five concession areas for the exploitation of mobile telecommunication services and activities related to the implementation of these services, in compliance with concessions and authorizations granted, in the states of Amapa, Amazonas, Maranhao, Para and Roraima (formerly, concessions for the states of Amapa, Amazonas, Para e Roraima were operated by its integral subsidiaries Amazonia Celular S.A. - Amapa, Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Para and Amazonia Celular S.A. - Roraima, respectively). Concessions are valid until 2009 and may be renewed for another fifteen year period.

SHAREHOLDERS REMUNERATION

Due to the negative results reported in 2002, the Company was unable to make dividend payments to common and preferred shares.

[LOGO]                      TELE NORTE PARTICIPACOES
                                 ANNUAL REPORT

SHAREHOLDER BREAKDOWN (12/31/2002)

---------------------------------------------------------------------------------------------------------------
Shareholder               Common Shares     %          Preferred Shares %          Total             %
---------------------------------------------------------------------------------------------------------------
Telpart Participacoes        64.633.961.596     51,86%      185.778.351      0,09%    64.819.739.947    19,34%
S.A.
                                     19,29%                       0,06%                       19,34%
Others                       59.989.880.310     48,14%  210.274.535.100     99,91%   270.264.415.410    80,66%
                                     17,90%                      62,75%                       80,66%
---------------------------------------------------------------------------------------------------------------
Total                       124.623.841.906    100,00%  210.460.313.451    100,00%   335.084.155.357   100,00%
---------------------------------------------------------------------------------------------------------------


INFORMATION ON INDEPENDENT NON-AUDIT SERVICES

In compliance with deliberation CVM No. 381, the information listed below describes other services rendered by our independent auditors - Ernst & Young - Auditores Independentes S/C, to the subsidiary Amazonia Celular S. A.

- Type of services: Plotting of computerized processes in order to avoid data losses in case of problems with the Company's DPC (Data Processing Center).

- Contracting Date: September 2002

- Contracted services total fees: R$ 88,000 (18% of the external audit services fees of the Company and its subsidiary)

- Policies and Procedures: The policies adopted by the Company and its subsidiary do not allow the contracting of independent auditors to render services that lead to interest conflicts or loss of objectivity of services. Additionally, the company (or its administrators) may not have any type of relationship with the independent auditor that implies doubts as to the auditor's independence.

In the understanding of our auditors, rendering the services above "do not affect the independence and the objectivity needed to perform the external audit services, since the type of services contracted do not include or involve any financial information audited and reported by Ernst & Young - Auditores Independentes SC".

AKNOWLEDGEMENTS

The Board of Directors of Tele Norte Celular Participacoes S. A. would like to thank its shareholders, customers, suppliers and financial institutions for their trust and support; special thanks go to our employees for their efforts and dedication.



Brasilia, February 10th 2003

BOARD OF DIRECTORS